Exhibit 99.6

1 2 3 4 5 6 Performance overview – Financial statements (CONTINUED) Statement of cash flows for the year ended 30 June Commentary Operational performance summary activities (154 414) (152 215) compared to the prior year. This 792 682 (2 061) (345) Sasol Integrated Report 2021 Corporate Centre Chemicals Business Energy Business Chemicals Eurasia Chemicals America Chemicals Africa Fuels Gas Mining NELC12 D:20210915212742+02'00'9/15/2021 12:27:42 AM --------------------------------------------Please delete section indicator NELC12 D:20210915212759+02'00'9/15/2021 12:27:59 AM --------------------------------------------Delete page number and report name NELC12 D:20210915213039+02'00'9/15/2021 12:30:39 AM --------------------------------------------Delete whole left hand side of page here. Only from "Operational performance summary" onwards to be included, thus only right hand side of page to remain. 46 Corporate Centre 2021 2020 Turnover (Rm) 14 – Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 5 153 (13 115) Total assets (Rm) 34 517 37 627 Number of employees 4 084 4 312 RePpraoycmeendts oofn asset debdtisposals RR841,,32 bbililliloionn Proceeds on asset disposals R43 billion Cash generated by operating activities R45 billion Turnover (Rm) 45 539 39 537 Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 4 680 (894) Total assets (Rm) 32 704 34 061 Number of employees 3 095 3 187 Turnover (Rm) 29 358 28 721 Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 8 116 (77 556) Total assets (Rm) 125 541 188 212 Number of employees 1 259 1 748 Chemicals 2021 2020 Turnover (Rm) 58 260 51 600 Earnings/(loss) before Interest and Tax (EBIT/(LBIT)) (Rm) 6 957 (17 035) Total assets (Rm) 49 761 56 870 Number of employees 7 414 8 803 Turnover (Rm) 59 393 60 816 Loss before Interest and Tax (LBIT) (Rm) (18 170) (11 609) Total assets (Rm) 36 159 61 124 Number of employees 4 688 4 953 Turnover (Rm) 7 321 8 350 Earnings before Interest and Tax (EBIT) (Rm) 6 656 5 527 Total assets (Rm) 26 376 29 825 Number of employees 598 565 2021 Rm 2020 2019 RmRm Cash generated by operating Cash generated by operating activities increased by 6% to R45,1 billion was largely due to the improved macroeconomic environment and another strong working capital and cost performance. Cash receipts from customers Cash paid to suppliers and employees 194 712 (149 598) 196 798 203 613 Cash generated by operating activities Dividends received from equity accounted investments Finance income received Finance costs paid Tax paid 45 114 37 837 (6 173) (5 280) 42 384 51 398 208 1 506 (7 154)(6 222) (5 659) (3 946) Cash and cash equivalents Our net cash on hand position decreased from R34,1 billion as at 30 June 2020 to R31 billion mainly due to repayment of overnight commercial banking facilities of R4 billion. Cash available from operating activities Dividends paid Dividends paid to non-controlling shareholders in subsidiaries 34 535 (46) (446) 30 57143 418 (31) (9 952) (810)(1 523) Cash retained from operating activities 34 043 29 730 31 943 Additions to non-current assets additions to property, plant and equipment additions to other intangible assets decrease in capital project related payables Cash movements in equity accounted investments Proceeds on disposals and scrappings Additions to assets held for sale Acquisition of interest in equity accounted investments Purchase of investments Proceeds from sale of investments Decrease/(increase) in long-term receivables (18 214) (41 935) (56 734) (15 945) (3) (2 266) (35 145)(55 781) (19)(19) (6 771)(934) – 43 214 (427) – (124) 168 476 (284) 66 4 285 567 – – (512)– (121)(222) 483 142 (466) (231) Cash received from/(used in) investing activities 25 093 (38 550) (56 412) Proceeds from long-term debt Repayment of long-term debt Payment of lease liabilities Repayment of debt held for sale Proceeds from short-term debt Repayment of short-term debt 26 057 (61 454) (2 180) (980) 9 (19 717) 36 487 93 884 (28 335)(69 655) – – 19 998 977 (977)(1 730) Cash (used in)/generated by financing activities (58 265) 25 11223 131 Translation effects on cash and cash equivalents (2 916) 3 607 162 (Decrease)/increase in cash and cash equivalents Cash and cash equivalents at the beginning of year Reclassification to disposal groups held for sale and other long-term investments (2 045) 34 094 (1 061) 19 899 (1 176) 15 81917 039 (1 624) (44) Cash and cash equivalents at the end of the year 30 988 34 094 15 819 Proceeds and repayment of debt During the year, we utilised proceeds from our asset divestments to repay the US dollar syndicated loan, a portion of our RCF and term loans, reducing our US dollar denominated debt by almost R76 billion (US$5 billion). Proceeds from long-term debt includes bonds of US$1,5 billion (R21,4 billion) issued and listed on the New York Stock Exchange. Proceeds on disposals and scrappings Includes proceeds received from the disposal of our US LCCP Base Chemicals Business (R30 billion), disposal of Air separation units (R8 billion) and our investment in Gemini HDPE LLC (R3,3 billion). Energy 2021 2020 Turnover (Rm) 2 025 1 343 Earnings before Interest and Tax (EBIT) (Rm) 3 227 2 756 Total assets (Rm) 29 470 29 265 Number of employees 7 811 7 433

1 2 3 4 5 6 Chemicals Business at a glance Overview Strategic positioning Strategy Key features powerful megatrends Geographic diversification Full value chain integration Accelerated pivot to solutions all we do employees from Strategic focus areas Care and Advanced Materials. exposure to commodity chemicals and associated leveraging its development-ready land, advantaged future sustainability business. Southwest Louisiana. assets to enhance our portfolio with lower-carbon, 2022 priorities Contribution to Group’s external turnover % • Maximise cash generation Sasol Integrated Report 2021 NELC12 D:20210915213120+02'00'9/15/2021 12:31:20 AM --------------------------------------------Delete section indicator NELC12 D:20210915213134+02'00'9/15/2021 12:31:34 AM --------------------------------------------Delete page number and report name 47 More than US$8,5 billion in annual revenue 66% Safety Customer experience Delivery • Strive for zero harm • Create value for our customers • Unlock the full value of Sasol 2.0 • Promote physical, emotional and • Advance the customer experiencetransformation programme mental wellbeing of our workforce • Develop a strong innovation pipeline • Ramp-up value from LCCP Building our culture Sustainability• Simplify, standardise, automate and digitise • Celebrate our successes• Reduce our GHG footprint • Invest in our people • Develop sustainable solutions with • Grow diversity, equity and our customers inclusion • Promote product stewardship • Become one Chemicals Nine research and development facilities in five countries Leverage renewable feedstocks in our Eurasian customisable solutions. Maximise our competitiveness and asset value with the Sasol 2.0 transformation programme. Position Fischer-Tropsch (FT) know-how in Africa for Position the Lake Charles site as a sustainability hub, feedstock access and prime transport infrastructure, along with Sasol’s reputation as a partner of choice in 7 500 customers in 120 countries Further extend market-leading positions in Essential Achieve full commercial ramp-up of LCCP to deliver significant value from America operations. Approximately 5 000 56 nationalities (excluding Chemicals SA Ops) Transforming our business for high-return growth FUTURE SASOL • Leading positions in Essential Care Chemicals and Advanced Materials • Transformed portfolio weighted toward specialty chemicals • Integrated value chains for high returns • Unique chemistry enabling sustainable and circular solutions • Align our business with Strengthened market positions • Transform our portfolio • Accelerate high-value growth • Aggressively drive excellence in provider Synergistic base chemicals partnership ✔ ✔ ✔ ✔ ✔ Presence in 21 countries Our Chemicals Business has a strong, diversified, care, cosmetics, pharmaceuticals and a range of global presence that is organised into three industrial applications. Our global capabilities customer-focused regional operating segments have been significantly enhanced through the – Africa, America and Eurasia – supportingadditional alcohols, aluminas and ethoxylates four business divisions: Advanced Materials, capacity of the Lake Charles Chemicals Project Base Chemicals, Essential Care Chemicals and (LCCP), which leaves Sasol well-placed to benefit Performance Solutions. from long-term demand trends in chemistries that Our global presence, integrated value chains are our core competencies. Likewise, we retain our and strengthened market positions provide the economic cycles with our LCCP joint venture and foundation for future growth with a specialty solutions focus where we see more attractive other Base Chemical assets. long-term returns going forward. We already haveOur revenue drivers include supply and demand a number of differentiated market positions in dynamics driven by the macroeconomic specialty and other attractive growth areas. Theseenvironment, geopolitical risks and/or new include our high-purity aluminas and the broadest global production capacities. Pricing is linked to portfolio of integrated alcohols and surfactants in international chemical prices with revenue further the world, which are used in cleaning, personal impacted by movements in foreign exchange rates, especially the rand/US dollar/Euro. Chemicals Business Chemicals Africa Performance Solutions Essential Care Chemicals Base Chemicals Advanced Materials Chemicals America Chemical s Eurasia Our unique chemistry portfolio, technology leadership and well-invested, advantaged global asset base provide a strong foundation for our transformation into a solutions provider. Going forward, a clear focus on sustainability, circularity and specialties will we see more attractive long-term returns. Brad Griffith Executive Vice President: Chemicals

1 2 3 4 5 6 Chemicals Business at a glance (CONTINUED) Delivery on asset divestment programme We made significant progress in delivering on our previously announced asset divestiture programme with approximately R36,6 billion of transactions completed during the year. The largest divestments occurred in America with the divestment of a 50% interest in Sasol’s Base Chemicals Business in Lake Charles to LyondellBasell for US$2 billion on 1 December 2020. In addition, we divested our 50% interest in the Gemini HDPE joint venture to INEOS for US$0,4 billion on 31 December 2020. Smaller divestments also occurred in Eurasia associated with the sale of our share of the ARG ethylene pipeline and in Africa associated with a further sell-down of our % shareholding in Enaex Africa to a Broad-Based Black Economic Empowerment (B-BBEE) partner. Lastly, we announced in July 2021 an agreement to sell our sodium cyanide business for a consideration of R1,5 billion. The transaction is expected to close in the first half of CY22 subject to the fulfillment of various conditions precedent. Sustainability Global momentum behind the energy transition is growing, impacting the chemicals industry but also creating opportunities. The urgency to respond to climate change is being felt throughout our value chain and collaboration with our suppliers and customers is critical. We aim to reduce our absolute scope 1 and 2 emissions by 30%# by 2030 in all our regional operating segments with an ambition to be net zero by 2050. # Off 2017 base. CCR For more detail refer to our Climate Change Report Performance summary The Chemicals Business delivered a strong financial performance in FY21 with adjusted EBITDA almost 70% higher than the previous year. This was despite adverse weather events in both the United States and South Africa impacting production and the continued impact of the COVID-19 pandemic. The average sales basket price (US$/t) was 17% higher compared to the prior year while sales volumes were only 3% lower. Strict cost control and disciplined capital management were maintained, while the asset divestiture programme was further advanced with a number of divestments completed across all the regional segments. Chemicals Africa Sales volumes from our South African-based assets were 1% higher compared to the prior year despite the ongoing COVID-19 global pandemic and a power outage at the Sasolburg site caused by a severe storm at the end of December 2020. The average sales basket price (US$/t) for the financial year was 14% higher compared to the prior year due to a combination of improved demand, higher oil prices and reduced market supply from the weather-related events in the United States and global supply chain challenges due to the continued COVID-19 pandemic. EBIT for the year of R7 billion increased by more than 100% compared to prior year largely due to the aforementioned increase in the US$/ton basket sales price, sales volumes and a reduction of impairments recognised from FY20. We recognised a total of R9 billion of impairments related to both our Wax (R7,9 billion) and Chlor-Vinyls (R1,1 billion) cash-generating units (CGU) in FY21 largely due to higher costs associated with gas feedstocks in future years, lower planned sales volumes, stronger rand/US dollar exchange rate and planned divestment of the sodium cyanide business. We recognised a net reversal of impairments (R4,5 billion) in FY21 largely associated with the Ethylene Oxide/Ethylene Glycol (EO/EG) unit following a reassessment of the CGU within America. Safety In a year of significant change and challenges, we continued our relentless focus on zero harm. There were no fatalities or life-altering injuries in the year. Our recordable case rate (RCR) remained the same as previous year at 0,29 while the fires, explosions and releases severity rate (FER-SR) increased from 9,9 to 10,8. On the positive side, our transporter indicator of performance (TiOP) improved from 1,56 to 0,72. We prioritised employee wellbeing with an attitude of care and empathy particularly evident from leadership during our Sasol 2.0 transformation programme. Chemicals Eurasia Sales volumes from our Eurasian-based assets for the financial year were 4% higher than the prior year, despite the divestment of Sasol’s share in the Sasol Wilmar Joint Operation in the 2020 financial year. The increase in sales volumes continued to be driven by improved market demand, mainly for our Essential Care Chemicals and Performance Solutions products, especially surfactants and wax, whereas demand for other product applications (notably Advanced Materials) continues to be negatively affected by the COVID-19 pandemic and associated restrictions in certain markets. The average sales basket price (US$/ton) increased by 13% compared to the prior year. EBIT for the year of R4,7 billion increased by more than 100% compared to the prior year largely due to the aforementioned increase in both the basket sales price, sales volumes and absence of impairments (R2,4 billion) recognised in FY20. available on our website, www.sasol.com We are advancing the development of renewable and circular drop-in feedstocks in collaboration with our customers and supply partners, which will support reduction of scope 3 GHG emissions over time. Renewable electricity plays a critical role in our GHG reduction plans. With increasing electrification of energy markets comes the need for increasingly demanding chemistry in battery, automotive and power markets. Our growth and innovation efforts are aligned with these powerful megatrends and focused on developing solutions for our customers using our unique chemistry. Operating segment contribution to adjusted FY21 EBITDA Rand billion Chemicals America Sales volumes from our America-based assets for the year ended 30 June 2021 were 16% lower than the prior year, impacted by two hurricanes, the arctic winter storm and divestment of the US Base Chemical assets. The average sales basket price (US$/ton) for the financial year was 24% higher compared to the prior year. EBIT for the year of R8,1 billion increased by more than 100% compared to the prior year largely due to the afore-mentioned higher prices, a reduction of impairments and gains from the aforementioned asset divestitures. 6,4 Africa America Eurasia R29,2 bn l8,3 Sasol Integrated Report 2021 NELC12 D:20210915213942+02'00'9/15/2021 12:39:42 AM --------------------------------------------Please delete section indicator NELC12 D:20210915214001+02'00'9/15/2021 12:40:01 AM --------------------------------------------Please delete page number and report name NELC12 D:20210915214028+02'00'9/15/2021 12:40:28 AM --------------------------------------------Please delete symbol and reference sentence 48 Salient features • Sound safety performance with no fatalities or life-altering injuries during the year. • Strong FY21 financial performance with adjusted EBITDA almost 70% higher than previous year. • Last unit at the LCCP declared beneficial operation in November 2020, and units continue to ramp-up. • Significant progress in delivering on our previously announced asset divestiture programme. • Completed organisational redesign as part of Sasol 2.0 transformation programme. • Further developed our GHG reduction roadmap. • Displayed resilience in managing the COVID-19 pandemic and innovation in using our unique chemistry to develop solutions for a better world.

1 2 3 4 5 6 Chemicals Business at a glance (CONTINUED) Resilience The COVID-19 pandemic gave us an opportunity to change the way we do business, with a large proportion of our non-plant people having to work from home and interact virtually with our customers, suppliers and each other. While technology enabled this, the personal relationships that we have with our stakeholders sustained us and ensured that product was produced, supplied and sold to customers all over the world. The pandemic reinforced the value of producing and selling product across the globe as we were able to continue selling despite global supply chain challenges. The breadth of our portfolio allowed us to pivot our products in diverse applications and markets, supporting our robustness and resilience in uncertain times. Looking ahead • Overall sales volumes for the FY22 are expected to be in line with FY21 levels despite the impact of the asset divestitures and lower planned production at Chemicals Africa, largely due to the continued ramp-up of LCCP units, absence of FY21 adverse weather events and improved market demand. • Continued oil price volatility and the ongoing COVID-19 pandemic may impact volumes and prices during the FY22. • Delivery of benefits associated with Sasol 2.0 transformation programme. • Completion of previously announced asset divestiture programme. • Further development and implementation of our sustainability ambitions. Sasol Integrated Report 2021 NELC12 D:20210915214044+02'00'9/15/2021 12:40:44 AM --------------------------------------------Please delete section indicator NELC12 D:20210915214103+02'00'9/15/2021 12:41:03 AM --------------------------------------------Please delete page number and report name 49 Sasol Chemicals sells many of its products into specialised applications, including home, fabric and personal care; inks, paints, coatings and adhesives; polymer additives, agribusiness and metalworking. Sasol works closely with its customers to understand the needs and trends in general markets. When appropriate, we also undertake exclusive joint developments with customers to develop specific products or formulations to enhance the performance of their products. We also participate in relevant industry forums, monitor trends in patents and publications and conduct various innovation-focused initiatives within the organisation to generate ideas and share knowledge. Sasol Chemicals ALFOL C20+ alcohols, Agricultural Solutions offering. Its use on increasing abiotic stresses associated water and sprayed, the self-emulsifying helping moderate effects of excessive heat CEREWIN EN 252V, derived from is the latest innovation within the certain crops is intended to manage with climate change. When diluted in product imparts a fine coating on leaves stress and sun damage on the plant. Sasol Chemicals has recently introduced new castor oil-based emulsifiers for use in agrochemical and metalworking and lubrication applications. These MARLOWET RVZ and CEREWIN LVO ranges combine superior performance in terms of emulsification and emulsion stability, with a high (>60%) content of renewable components and easy handling due to their non-hazardous nature. This new generation of esters represents a significant further development of an existing product range, with the improved properties being welcomed in these key markets. as park benches, playground decking, parts and more. Wood plastic composites plastic waste yielding a more sustainable plastic products. Using waste materials waste in the environment and relieves Sasol’s unique chemistry enables the development of biomass plastic composites to make durable wood-like items such garden furniture, flooring, automotive combine agricultural or wood waste with and functional material than wood or from both resources helps reduce plastic pressure on natural resources. Sasol Chemicals’ latest generation Fischer-Tropsch (FT) catalyst was successfully commercialised at two of our FT licencees. It offers additional benefits to our customers due to its higher activity and improved selectivity compared with the previous generation catalyst. This improved performance results in lower catalyst cost per barrel of product produced. In addition, our catalyst offers a technology foundation for future sustainable fuels production via power to liquid applications. vaccines. Sasol’s ISOCARB 16 is a key Sasol Chemicals sells a critical chemical building block for messenger RNA COVID-19 ingredient in a unique lipid nanoparticle that creates a fatty layer of protection for the vaccine’s active component, allowing it to safely make its journey into the body’s cells. Sasol Chemicals’ calcined coke, manufactured at Secunda complex, South Africas, is used to produce high-quality synthetic graphite for lithium-ion batteries that power a variety of devices including electric vehicles. The consistency, purity and unique chemistry of Sasol’s calcined coke make our products ideal for use in Li-ion battery applications. Innovation

1 2 3 4 5 6 Energy Business at a glance Key features Overview Strategic positioning Strategy Southern Africa Differentiated capabilities scale technology deployment opportunity to win in the energy direct and indirect taxes Strategic focus areas Natref. We also have associated assets outside We are making progress towards our near-term economy in South Africa using existing assets. decarbonise and produce first partnership with the Industrial and develop plans to respond to sudden changes 2022 priorities • Making zero harm an operational reality • Create value for our customers • Sasol 2.0 to reset the Contribution to Group’s external turnover % (including intercompany turnover) shift system at Mining scope 1 and 2 emissions by 30%* • Skills and capability building to improve emissions: Category 11 by 2030 • Entrenching a values-driven culture renewables in Secunda by 2023 Sasol Integrated Report 2021 50 Number of employees ~ 20 000 (including Chemicals SA Ops) 34% Total turnover ~ R90 – R100 billion Safety Customer focused Delivery • Deliberate focus on critical control • Digital solutions to improve customer business verificationexperience• Stable and reliable • Enriching the HSI programme with • Building a strong brand operations delivering humanising safety as a leadership • Shift from product portfolio to budgeted volumes imperative customer portfolio• Sustainable gas solutions Building a high performing Sustainability• Ramp-up Fulco integrated team • Execute 2030 roadmap to reduce GHG competitiveness• Reduced by 20% GHG scope 3 • Growing diversity and inclusion – Deliver at least 200 MW of • Coaching and mentoring leaders – First green hydrogen in 24 months • Deliver on commitments to stakeholders and communities * Off 2017 base and excluding Natref. Pursue an early gas solution to green hydrogen in 24 months in Development Corporation (IDC). Unlock potential of mobility and commercial marketing businesses by building capabilities and partnerships. Deliver competitive returns to 2030 as we accelerate decarbonisation. Then pursue options to get to net zero by 2050. Preferential procurement of ~ R43 billion Play a leading role in new hydrogen technology and leveraging our Reset profitability and resilience and fund growth using our strong asset base and technology advantage. Leverage competitive advantages and achieve net zero by 2050 while preserving and growing value and ensuring a just transition. R47 billion paid in South Africa Positioned for sustainable energy transition and growth FUTURE SASOL • Enhance fuels margins • Portfolio resilience • Access to affordable gas supply • Customer-centric at heart • Lower-carbon business solutions and technology at scale • Leading the energy transition in • Advantaged assets with enhanced resilience • Leading fuel technologies • Integrated value chain and scale • Developing a green hydrogen economy in South Africa • Unlocking value through partnering Advantaged feedstock Gas market access and leadership Track record of innovative large-Unique FT technology provides transition ✔ ✔ ✔ ✔ ✔ Significant contributor to GDP and leading corporate taxpayer in South Africa We operate an integrated value chain with safe and reliable operations and desirable energy feedstock sourced from our Mining and Gasand chemical products. operating segments and processed at our We are focused on optimising the performance Secunda and Sasolburg Operations, and of our assets with improved cost effectiveness. South Africa. These include the Pande-Temaneclimate targets through the increased sourcing Petroleum Production Agreement (PPA) in of renewable energy, using gas as a transitionary Mozambique and a share in ORYX GTL in Qatar. feedstock and reducing the GHG footprint of We are investing in low-carbon activities by our facilities. working with local and global partners and investing in innovation and research to support The profitability of our business is highly South Africa in positioning itself as a global dependent on crude oil prices, rand/US dollar producer of green hydrogen with its current exchange rates, carbon tax and gas prices. natural endowments. We carefully monitor the external environment We have proprietary technologies that canin these drivers and use hedges where possible generate attractive and sustainable margins to protect our earnings base. from a combination of our low-cost feedstock, Energy Business uels Min ing Gas F We plan to lead the energy transition in Southern Africa through our talented people, proprietary technology, integrated value chain and strategic partnerships. We are committed to job creation, providing sustainable solutions to our customers, and unlocking new value chains to ignite the South African economy. Bernard Klingenberg Priscillah Mabelane Executive Vice President Executive Vice President Energy Operations Energy Business

1 2 3 4 5 6 Energy Business at a glance (CONTINUED) before year end and the other after year end. climate change pressures and the need to decarbonise. Since 2017, we have been Planet and Profit. Our revised sustainability plan aims to reduce emissions across expenditure and manage the pace of execution. Our scenarios indicate that by EBIT increased by 20% to R6,7 billion compared to the prior year. The gas value chain benefitted from higher external gas sales in South Africa, the stronger closing rand/US dollar exchange rate on translation of our Mozambique foreign operations and lower depreciation on various assets classified as held for sale. This was partially offset by a provision of R1,4 billion for the potential retrospective application of the final determination by NERSA of the maximum gas price. Natural gas sales volumes in South Africa were 16% higher than the prior year due to higher demand from resellers and customers as COVID-19 restrictions were eased. Methane rich gas sales volumes however were 5% lower compared to the prior year due to operational issues experienced by key customers. Midstream operations Secunda Operational volumes of 7,6mt for FY21 were 3% higher than the prior year with the benefit of the September 2020 phase shutdown which was replaced by a ‘pitstop’ shutdown in May 2020. However, the increase in volumes was partly offset by some operational challenges. At Natref, together with our partner, we reduced our run rates to respond to lower market demand. Fuels The Fuels segment benefitted from stronger demand as COVID-19 restrictions were eased. Demand for diesel has recovered to above pre-COVID 19 levels, while petrol demand remains between 90 – 95% of pre-COVID-19 levels. Jet fuel demand continues to remain constrained. Liquid fuel sales volumes of 54,2 million barrels were 3% higher than the prior year. We recorded a LBIT of R18,2 billion compared to the prior year of R11,6 billion. The LBIT for the financial year includes an impairment of R24,5 billion relating to our Secunda liquid fuels refinery cash generating unit, resulting mainly from a stronger rand/US dollar exchange rate outlook and higher cost to produce gas in the longer term. Excluding remeasurement items, our profitability increased more than 100% and gross margin increased from 31% to 38% compared to the prior year, mainly due to higher production at Secunda Operations and the benefit of Natref procuring crude oil at much lower prices at the start of the year. ORYX GTL contributed R719 million to EBIT, improving by more than 100% compared the prior year due to a solid operational performance post the extended shutdown during the first half of the financial year. Gaining momentum on asset divestment We made strong progress in concluding our planned divestments. The sale of Sasol’s 16 Air Separation Units in Secunda was completed with Air Liquide taking full operational control of the assets, effective from 24 June 2021. A long-term gas supply agreement (15 years) will ensure the continuous supply of oxygen and other gases to Sasol’s fuels and chemicals production units. We sold of our interest in the Gabon oil producing asset during February 2021 and successfully completed the divestment of our interest in the Canadian shale gas assets on 29 July 2021. The divestment of our 30% equity interest in the Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO) is well underway for a consideration value of approximate R4,2 billion. Sasol will retain a 20% equity interest in the pipeline. Looking ahead • Maintain safe and reliable operations. • Deliver Sasol 2.0 to reset the resilience of our profitability. • Deliver our differentiated retail loyalty programme and improve convenience offerings. • Deliver first green hydrogen in 24 months. • Sign power purchase agreements for 600 MW of renewables (jointly with Air Liquide) for delivery before 2025. • Leverage our FT technology, iconic brand, technical talent and innovation muscle to lead the energy transition in South Africa, building new capabilities through partnerships, digitalisation and commercial excellence. • Secure affordable gas supply and implement identified renewable energy projects as well as pursue opportunities in green hydrogen and Sustainable Aviation Fuel. • Increasingly blend in sustainable carbon sources and gas as feedstocks, while exploring offsets and keeping a watchlist of options to reduce our carbon footprint, including hydrogen blending as well as carbon capture, utilisation and storage. • Achieve net zero emissions by 2050. • Maintain flexibility and optionality of choices, allowing us to quickly adapt the trajectory of our reductions and adopt new technologies as they become economically attractive. Safety Our commitment to safety and the reinforcement of our high-severity incident (HSI) programme aimed at preventing fatalities, HSIs and process safety incidents gained momentum. Leadership and teams worked hard to embed our new safety practices, rules and change behaviours. Regretfully, we tragically lost two colleagues who passed away in word-related incidents – one at Natref before year end and the other at Mining after year end. Our recordable case rate (RCR) plateaued at 0,26 from 0,27 in 2020. The fires, explosions and releases severity rate (FER-SR) improved by 2% to 4,1 compared to 4,2. Performance summary The Energy Business delivered a satisfactory performance. The strong integrated value chain benefitted from higher oil prices in the last quarter of the 2021 financial year, and strict cost control and disciplined capital expenditure. However, this performance was hampered by COVID-19, inconsistent coal quality and plant instability. Mining Our productivity of 1 131 tons per continuous miner per shift (t/cm/s) was lower than expected, which necessitated more external coal purchases to meet demand from Secunda Operations (SO). To improve productivity sustainably going forward, we have implemented the Fulco integrated shift system across all Secunda mines, with the last mine rollout completed in June 2021, two months earlier than planned. We expect our productivity to increase and external purchases to decrease as we fully ramp-up the Fulco integrated shift system. EBIT increased by 17% for the year to R3,2 billion compared to the prior year, mainly due to higher sales volumes, higher export sales prices and lower external coal purchases, offset by higher depreciation and an unfavourable stock movement. Our normalised mining unit cost increased by 8% to R376/ton due to higher labour, maintenance and depreciation costs, partially negated by cash conservation measures. Gas In Mozambique, our gas operations were stable despite several operational challenges due to COVID-19. Production volumes of 114,5 bscf were 2% higher than the prior year. Our drilling campaign was suspended due to COVID-19 restrictions and started up on 7 August 2021. Sasol Integrated Report 2021 51 We remain committed to preserving value for our stakeholders, acknowledging working closely with several strategic partners, under the direction of the Board, to develop an accelerated decarbonisation plan that is balanced across People, our South African Operations by 30%# by 2030 using transition gas, renewable and plant efficiency as key levers. We will implement these incrementally such that we optimise capital 2030, we can achieve a ROIC that exceeds weighted average cost of capital by at least two times. Key to this delivery is the successful implementation of Sasol 2.0 transformation programme and the growth of our mobility business through enhancing convenience offerings and targeting higher margin channels. We are taking action to enhance our capabilities to win in this area and supplementing our skills with external, globally experienced teams who have done this before. In the year we progressed work to secure large-scale renewable energy, with plans to have 1200 MW by 2030. We signed an agreement with Air Liquide to jointly procure 900 MW, issuing a request for proposals for the supply of an initial 600 MW of renewable energy by 2023/24. We plan to pursue a further 300 MW before the end of 2022 for delivery by 2026/27. Gas is central to our plans. By securing affordable gas feedstock, we aim to reduce our GHG footprint and supply sustainable lower-carbon products in Southern Africa. As we expect supply from our PPA reserves to start declining from 2025, we are investigating options to optimise our Mozambique upstream assets and secure new gas supplies through importing liquefied natural gas. In 2021, the Board approved FID on the development of the Mozambique Production Sharing Agreement (PSA) licence area. The US$760 million project will supply 546 bcf of gas to the CTT in Mozambique to enable a 450 MW gas power plant; the supply of 30 000 t pa of LPG to the Mozambique Government; production and export of 12 m bbl of oil and 292 bcf of gas to South Africa. We are pursuing opportunities to take advantage of technology breakthroughs to ensure we play a leading role in a green hydrogen economy in South Africa. These include a partnership with Toyota Motors South Africa through which we will develop a proof-of-concept demonstration for a green hydrogen mobility ecosystem. Together, we intend to develop a mobility corridor and expand the demonstration to a pilot project using one of South Africa’s main freight corridors, such as the N3 route between Durban and Johannesburg, for hydrogen-powered heavy-duty long-haul trucks. This partnership aims to build a sustainable end-to-end infrastructure for hydrogen mobility. # Off 2017 base and excluding Natref. Pursuing technology advances Securing upstream gas Pursuing renewables at scale Salient features • We experienced two work-related fatalities – one • Set up accredited vaccination sites at our medical centres in Sasolburg and Secunda which administered 4 743 vaccines by end of July. • Higher production volumes at Secunda Operations and Mozambique despite COVID-19. • Fuel sales volumes up 3% due to stronger demand. • Significant impairment of assets – R25bn – due to stronger rand/US dollar outlook. • R24 billion spent with Black-owned suppliers. • Delivery against Mozambique local content plan. Decarbonising the Energy Business, while preserving value